UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of December, 2002

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date December 6, 2002

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Friday, 6 December 2002

Coles Myer election of directors

Coles Myer Chairman, Rick Allert, has exercised his discretionary power to admit proxy votes submitted by Solomon Lew after the closure of the poll.

This means that Mark Leibler has been re-elected as a Director.

Mr Allert said he had received legal advice that it was within his power to include or exclude the late proxy votes in Mr Leibler's favour and that this would not impact on the efficacy of the Annual General Meeting.

"Any legal challenge to the outcome of the poll based on the admission of the late proxies would only relate to Mr Leibler's standing as a Director.

"I am advised that I am entitled to admit the votes notwithstanding that it is questionable that Mr Lew's failure to lodge the votes before the poll closed was inadvertent.

"I have decided to admit the votes to ensure that proper effect is given to the will of those shareholders who gave to Mr Lew their proxies to vote in favour of Mr Leibler's election.

"Without these proxies being counted, Mr Leibler would not be re-elected.

"In reaching my decision, I have been keen to achieve certainty for the company, as well as to reflect the voting intentions of our shareholders.

"With this issue resolved, the poll can now be declared," Mr Allert said.

For further information:

Media: Pamela Catty 03 9829 5435

Analysts: Amanda Fischer 03 9829 4521